Novartis International AG CH-4002 Basel Switzerland https://www.novartis.com https://x.com/novartisnews

FINANCIAL RESULTS | FINANZERGEBNISSE

Novartis delivered sales growth in Q2 and further advanced the pipeline; Full-year guidance reaffirmed

Ad hoc announcement pursuant to Art. 53 LR

Second quarter

•	Net sales grew +1% (cc1, +3% USD), with core operating income[1] flat (cc and USD)
o	Sales growth driven by priority brands including Kisqali (+43% cc), Kesimpta (+32% cc), Scemblix (+89% cc), Pluvicto (+43% cc) and Leqvio (+59% cc)
o	Core operating income margin[1] was 41.2%, -70 basis points (cc)
•	Q2 operating income declined -3% (cc, -2% USD); net income down -19% (cc and USD)
•	Q2 core EPS[1] declined -1% (cc, 0% USD) to USD 2.41
•	Q2 free cash flow[1] was USD 5.6 billion (-12% USD)
•	H1 net sales down -2% (cc, +1% USD) with core operating income -7% (cc, -6% USD)
•	Q2 selected innovation milestones:
o	Rhapsido EC and JP approval in CSU, Phase III CIndU data presented at EAACI
o	Itvisma EC approval as the only gene replacement therapy for a broad SMA patient population
o	Kisqali 6-year eBC follow up data showed clinically meaningful overall survival; FDA granted pediatric exclusivity, adding a 6-month period of exclusivity to all existing patents listed in the Orange Book
o	Del-zota BLA submitted to the FDA for accelerated approval in DMD
o	Del-brax positive Phase I/II biomarker data in facioscapulohumeral muscular dystrophy (FSHD)
•	Full-year 2026 guidance[2] reaffirmed
o	Net sales expected to grow low single-digit and core operating income expected to decline low single-digit

Basel, July 21, 2026 – Commenting on Q2 2026 results, Vas Narasimhan, CEO of Novartis, said:

“Novartis delivered a solid second quarter, returning to sales growth driven by continued momentum from Kisqali, Kesimpta, Scemblix and Pluvicto. We are encouraged by the early trajectory of our recent launches, Rhapsido in CSU and Itvisma. We also made meaningful pipeline progress, highlighted by updated Kisqali overall survival data in early breast cancer and the FDA accelerated approval submission for del-zota in DMD. We are on track for multiple important readouts ahead in the second half, and remain on track to deliver our full-year guidance and mid-term outlook.”

Key figures
	Q2 2026	Q2 2025	% change		H1 2026	H1 2025	% change
	USD m3	USD m3	USD	cc	USD m3	USD m3	USD	cc
Net sales	14 408	14 054	3	1	27 521	27 287	1	-2
Operating income	4 750	4 864	-2	-3	8 985	9 527	-6	-7
Net income	3 257	4 024	-19	-19	6 413	7 633	-16	-17
EPS (USD)	1.71	2.07	-17	-18	3.37	3.91	-14	-15
Free cash flow	5 561	6 333	-12		8 891	9 724	-9
Core operating income	5 940	5 925	0	0	10 837	11 500	-6	-7
Core net income	4 578	4 710	-3	-4	8 372	9 192	-9	-10
Core EPS (USD)	2.41	2.42	0	-1	4.39	4.69	-6	-8

1. Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 43 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year. 2. Please see detailed guidance assumptions on page 7. 3. USD millions unless indicated otherwise.

Strategy

Our focus

Novartis is a “pure-play” innovative medicines company. We have a clear focus on four core therapeutic areas (cardiovascular-renal-metabolic, immunology, neuroscience and oncology), with multiple significant in-market and pipeline assets in each of these areas, that address high disease burden and have substantial growth potential. In addition to two established technology platforms (chemistry and biotherapeutics), three emerging platforms (gene & cell therapy, radioligand therapy and xRNA) are being prioritized for continued investment into new R&D capabilities and manufacturing scale. Geographically, we are focused on growing in our priority geographies – the US, China, Germany and Japan.

Our priorities

1.	Accelerate growth: Renewed attention to deliver high-value medicines (NMEs) and focus on launch excellence, with a rich pipeline across our core therapeutic areas.
2.	Deliver returns: Continuing to embed operational excellence and deliver improved financials. Novartis remains disciplined and shareholder-focused in our approach to capital allocation, with substantial cash generation and a strong capital structure supporting continued flexibility.
3.	Strengthen foundations: Unleashing the power of our people, scaling data science and technology and continuing to build trust with society.

Financials

Second quarter

Net sales were USD 14.4 billion (+3%, +1% cc), with volume growth contributing 18 percentage points, offset by 14 percentage points from generic competition. Pricing had a negative impact of 3 percentage points, and currency had a positive impact of 2 percentage points.

Operating income was USD 4.8 billion (-2%, -3% cc), declining mainly due to lower gross profit, partly offset by lower SG&A expenses.

Net income was USD 3.3 billion (-19%, -19% cc), impacted by higher income taxes and higher interest expense. EPS was USD 1.71 (-17%, -18% cc), benefiting from the lower weighted average number of shares outstanding.

Core operating income was USD 5.9 billion (0%, 0% cc), in line with the prior-year quarter. Core operating income margin was 41.2% of net sales, decreasing 1.0 percentage point (0.7 percentage points in cc).

Core net income was USD 4.6 billion (-3%, -4% cc), mainly due to higher interest expense. Core EPS was USD 2.41 (0%, -1% cc), benefiting from the lower weighted average number of shares outstanding.

Free cash flow amounted to USD 5.6 billion (-12%), due to lower net cash flows from operating activities.

First half

Net sales were USD 27.5 billion (+1%, -2% cc), with volume growth contributing 15 percentage points, offset by 14 percentage points from generic competition. Pricing had a negative impact of 3 percentage points, and currency had a positive impact of 3 percentage points.

Operating income was USD 9.0 billion (-6%, -7% cc), declining mainly due to lower gross profit, partly offset by lower legal related costs and lower SG&A expenses.

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Net income was USD 6.4 billion (-16%, -17% cc), mainly due to lower operating income, higher income taxes and higher interest expense. EPS was USD 3.37 (-14%, -15% cc), benefiting from the lower weighted average number of shares outstanding.

Core operating income was USD 10.8 billion (-6%, -7% cc), declining mainly due to lower gross profit. Core operating income margin was 39.4% of net sales, decreasing 2.7 percentage points (2.3 percentage points in cc).

Core net income was USD 8.4 billion (-9%, -10% cc), mainly due to lower core operating income and higher interest expense. Core EPS was USD 4.39 (-6%, -8% cc), benefiting from the lower weighted average number of shares outstanding.

Free cash flow amounted to USD 8.9 billion (-9%), due to lower net cash flows from operating activities.

Q2 priority brands

Underpinning our financial results in the quarter is a continued focus on key growth drivers (ranked in order of contribution to Q2 growth) including:

Kisqali	(USD 1 695 million, +43% cc) sales grew strongly across all regions, with continued market share growth in the early breast cancer indication as well as leadership in metastatic breast cancer.
Kesimpta	(USD 1 424 million, +32% cc) sales grew across all regions, driven by increased demand and strong access.
Scemblix	(USD 562 million, +89% cc) sales grew across all regions, with continued strong momentum from the newly diagnosed patients-line indication in the US, Japan and Germany.
Pluvicto	(USD 651 million, +43% cc) sales showed continued strong demand in the pre-taxane metastatic castration-resistant prostate cancer (mCRPC) setting in the US, and access expansion ex-US.
Cosentyx	(USD 1 824 million, +10% cc) sales grew driven by US performance including growth in HS and IV. Ex-US, growth in Europe and most emerging markets was partly offset by a decline in China.
Leqvio	(USD 480 million, +59% cc) sales grew across all regions, with continued uptake in China following NRDL inclusion.
Fabhalta	(USD 225 million, +88% cc) sales grew, reflecting continued expansion in PNH and renal indications.
Zolgensma Group	(USD 365 million, +20% cc) sales grew driven by continued launch momentum from Itvisma in the US and UAE.
Rhapsido	(USD 64 million) continued to show strong early uptake in the US, supported by increasing coverage and a free drug program facilitating patient access. Ex-US sales were driven by early launch uptake in China.

Net sales of the top 20 brands in the second quarter and first half

	Q2 2026	% change		H1 2026	% change
	USD m	USD	cc	USD m	USD	cc
Cosentyx	1 824	12	10	3 390	7	5
Kisqali	1 695	44	43	3 211	51	48

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Kesimpta	1 424	32	32	2 588	31	29
Entresto	1 181	-50	-51	2 486	-46	-48
Pluvicto	651	43	43	1 293	57	55
Jakavi	576	10	8	1 133	12	6
Tafinlar + Mekinist	581	1	0	1 074	-5	-7
Ilaris	550	15	15	1 025	14	13
Scemblix	562	89	89	995	86	85
Leqvio	480	61	59	932	68	64
Xolair	342	-23	-25	730	-19	-22
Zolgensma Group	365	23	20	667	7	3
Sandostatin Group	302	0	-1	589	-5	-7
Lutathera	225	9	8	436	9	8
Exforge Group	191	0	-3	394	6	2
Fabhalta	225	88	88	394	96	94
Promacta/Revolade	179	-64	-65	363	-65	-66
Diovan Group	160	4	2	310	2	-2
Tasigna	142	-57	-58	297	-58	-59
Lucentis	126	-27	-30	230	-36	-40
Top 20 brands total	11 781	2	1	22 537	1	-2

R&D update – key developments from the second quarter

New approvals

Rhapsido (remibrutinib)	EC and Japan’s MHLW approved Rhapsido as an oral treatment for adult patients with chronic spontaneous urticaria (CSU) with inadequate response to H1-antihistamine treatment. It is the first approved Bruton’s tyrosine kinase inhibitor (BTKi) for CSU.
Itvisma (onasemnogene abeparvovec)	EC approved Itvisma for the treatment of children two years and older, teens and adults living with 5q spinal muscular atrophy (SMA) with a bi-allelic mutation in the survival motor neuron 1 (SMN1) gene. It is the first and only gene replacement therapy available for this broad population.
Fabhalta (iptacopan)	In July, FDA granted traditional approval of Fabhalta as the first and only complement inhibitor to significantly slow kidney function decline in adults with primary immunoglobulin A nephropathy (IgAN) at risk of disease progression.

Regulatory updates

Kisqali (ribociclib)	FDA granted Kisqali pediatric exclusivity, adding a 6-month period of exclusivity to all existing patents listed in the Orange Book.
KPE179 (del-zota)	A Biologics License Application (BLA) was submitted to the FDA for accelerated approval of del-zota in people living with Duchenne muscular dystrophy (DMD) who have a genetic variant that may be amenable to exon 44 skipping (DMD44). Del-zota previously received FDA Breakthrough Therapy designation.

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Vanrafia (atrasentan)	Regulatory submissions for traditional approval of Vanrafia in adults with IgAN were completed in the US and EU.
Coartem (artemether and lumefantrine)	The World Health Organization prequalified Coartem Baby, the first antimalarial developed specifically for newborns and young infants between 2-5 kg, a key step towards enabling widespread access through public sector procurement.

Results from ongoing trials and other highlights

Rhapsido (remibrutinib)

In the Phase III RemIND study, Rhapsido met its primary endpoint across the three most common chronic inducible urticaria (CIndU) subtypes, with higher rates of complete responses at Week 12, and responses seen as early as Week 2 in two subtypes. Twice as many patients achieved symptom control compared with placebo. The safety profile was favorable with no liver safety concerns. Data supports its potential as a first targeted therapy for CIndU. Data were presented at EAACI.

The Phase IIIb REMIXED extension study in CSU demonstrated that patients continuing remibrutinib treatment had a 72% lower risk of relapse and maintained higher rates of disease control compared with those switched to placebo for up to 18 months. The safety profile remained favorable. Data were presented at EAACI. The extension study will continue with follow-up for 3 years.

Pluvicto (lutetium Lu177 vipivotide tetraxetan)

Subgroup analyses from the Phase III PSMAddition study of Pluvicto plus standard of care (SoC) (ARPI + ADT) in patients with PSMA+ metastatic hormone-sensitive prostate cancer (mHSPC)[1] demonstrated consistent improvement in radiographic progression-free survival (rPFS) versus SoC alone, regardless of disease volume or presentation (de novo or recurrent). The benefit was comparable with the previously reported primary endpoint showing a 28% reduction in the risk of progression or death, with a consistent safety profile. Data were presented at ASCO.

Further PSMAddition data showed Pluvicto plus SoC achieved a higher frequency and depth of PSA response versus SoC alone in PSMA+ mHSPC, with a 58% reduction in the risk of PSA progression. Data were presented at AUA.

Cosentyx (secukinumab)	In the Phase III REPLENISH study, Cosentyx demonstrated statistically significant sustained remission versus placebo at Week 52 in patients with polymyalgia rheumatica (PMR), doubling remission rates, while also reducing cumulative glucocorticoid exposure, with a safety profile consistent with Cosentyx. Data were published at the New England Journal of Medicine and presented at EULAR. Data have been submitted for health authority review in the US, EU and Japan.
VAY736 (ianalumab)	In the Phase III NEPTUNUS-1 and -2 studies in adult patients with Sjögren’s Disease, ianalumab demonstrated consistent improvement across most ESSDAI domains, including key lymphadenopathy, PNS, muscular and pulmonary domains. In the NEPTUNUS extension study, deepening control of disease activity was observed, with continued reductions in ESSDAI at Week 108 and a favorable safety profile. Data were presented at EULAR. Data have been submitted for health authority review in the US, EU and Japan.
Vanrafia (atrasentan)	Final 30-month results from the Phase III ALIGN study showed Vanrafia achieved a clinically meaningful slowing of kidney function decline in adults with IgAN together with sustained proteinuria reductions. The benefits were consistent across kidney function measures and in patient groups receiving SGLT2 inhibitors. The safety profile was consistent with prior studies. Results were published in The Lancet and presented at ERA.
DWH213 (del-brax)	The biomarker cohort of the FORTITUDE Phase I/II study of del-brax in patients with facioscapulohumeral muscular dystrophy (FSHD) met its primary and key secondary

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endpoints, with reductions in KHDC1L (cDUX) and creatine kinase biomarker levels, indicating both strong target engagement and reduction in muscle damage. The safety profile was consistent with previous findings.
Scemblix (asciminib)	Week 144 data from the pivotal Phase III ASC4FIRST study of Scemblix in adults with newly diagnosed Ph+ CML-CP demonstrated superior major molecular response (MMR) compared with all SoC tyrosine kinase inhibitors (TKIs), including a 15.2% higher MMR rate versus 2G TKIs. Scemblix showed fewer grade ≥3 AEs and less than half the discontinuation rate due to AEs. Data were presented at ASCO.
Kisqali (ribociclib)

The NATALEE six-year follow up study showed clinically meaningful overall survival (OS) in the broadest at risk early breast cancer (eBC) population. Data will be presented at an upcoming medical congress.

In the largest CDK4/6i biomarker analysis in HR+/HER2- eBC, NATALEE showed Kisqali plus non-steroidal aromatase inhibitor (NSAI) demonstrated consistent invasive disease-free survival (iDFS) benefit versus NSAI alone across all PAM50 intrinsic subtypes, with greater benefit trends in patients with higher genomic risk or proliferation signature scores, including high-risk node-negative (N0) disease. Data were presented at ASCO.

HTT227 (Votoplam)	In the 24-month interim analysis of the Phase II PIVOT-HD long-term extension study, votoplam 10 mg dose demonstrated sustained mHTT lowering in early stage Huntington's disease (HD) patients with a favorable safety profile. The Phase III INVEST-HD study is actively enrolling.
FUB523 (zigakibart)

Long-term data from the Phase I/II study of zigakibart showed durable reductions in disease-relevant biomarkers, including Gd-IgA1 and IgA through Week 124, alongside clinically meaningful reductions in proteinuria and stabilization of eGFR, with no new safety signals. Data were presented at ERA.

Zigakibart is currently being evaluated in the Phase III BEYOND study in adults with IgAN, with readout anticipated in H1 2027.

YTB323 (rap-cel)	Preliminary data from the Phase II AUTOGRAPH studies of rap-cel showed early, clinically meaningful improvements in patients with severe, refractory idiopathic inflammatory myopathies (IIM) and diffuse cutaneous systemic sclerosis (dcSSc), alongside rapid and deep B-cell depletion, with a manageable safety profile.
225Ac-PSMA-617	Phase I data from the AcTION study of the actinium-based RLT Ac225-PSMA-617 showed antitumor activity, with PSA declines and radiographic responses in patients with PSMA+ metastatic castration-resistant prostate cancer[2]. The safety profile was manageable. Data were presented at ASCO.
Selected transactions

In July, Novartis entered into an agreement to acquire Myricx Bio, a biotechnology company developing a new class of antibody-drug conjugates (ADCs). The acquisition strengthens the Novartis oncology pipeline with two lead ADC assets targeting B7-H3 and HER2 and a broader payload platform with potential impact across multiple solid tumor settings. The transaction is expected to close in H2 2026, subject to customary closing conditions.

Novartis successfully completed the acquisition of Pikavation Therapeutics, Inc and SNV4818, strengthening its early-stage breast cancer pipeline.

Novartis successfully completed the acquisition of Excellergy including Exl-111, building on deep Novartis expertise in IgE biology and allergic disease.

1 Also known as prostate-specific membrane antigen (PSMA)-positive metastatic androgen pathway modulation-naive/sensitive (mAPMN/S) prostate cancer.

2 Also known as prostate-specific membrane antigen (PSMA)-positive metastatic androgen pathway modulation-resistant (mAPMR) prostate cancer.

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Capital structure and net debt

Retaining a good balance between investment in the business, a strong capital structure, and attractive shareholder returns remains a priority.

During the first half of 2026, Novartis repurchased 18.2 million shares for USD 2.8 billion on the SIX Swiss Exchange second trading line. These repurchases included 13.8 million shares (USD 2.1 billion) under the up-to USD 10 billion share buyback announced in July 2025 (with up to USD 5.6 billion still to be executed). In addition, 4.4 million shares (USD 0.7 billion) were repurchased to mitigate the anticipated full-year dilution related to participation plans of associates, with the remainder of repurchases for this purpose to be executed in H2 2026. A further 2.0 million shares (USD 0.3 billion) were repurchased from employees. During the same period, USD 0.6 billion equity-based compensation plans expenses were recognized to equity and 12.7 million shares were delivered to employees related to equity-based compensation plans from prior years. As a result, the total number of shares outstanding decreased by 7.5 million compared to December 31, 2025. These treasury share transactions resulted in an equity decrease of USD 2.4 billion and cash outflows of USD 3.1 billion.

Net debt increased to USD 39.4 billion at June 30, 2026, compared to USD 21.9 billion at December 31, 2025. The increase was mainly due to the free cash flow of USD 8.9 billion being more than offset by the net cash outflow for M&A, intangible asset transactions and other acquisitions of USD 15.3 billion, the USD 9.1 billion annual dividend payment and cash outflows for treasury share transactions of USD 3.1 billion.

As of Q2 2026, the long-term credit rating for the company is Aa3 with Moody’s Ratings and AA- with S&P Global Ratings.

2026 outlook

Barring unforeseen events; growth vs. prior year in cc
Net sales	Expected to grow low single-digit
Core operating income	Expected to decline low single-digit

Foreign exchange impact

If mid-July exchange rates prevail for the remainder of 2026, the foreign exchange impact for the year would be positive 1 percentage point on net sales and positive 1 percentage point on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.

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Key figures1

	Q2 2026	Q2 2025	% change		H1 2026	H1 2025	% change
	USD m2	USD m2	USD	cc	USD m2	USD m2	USD	cc
Net sales	14 408	14 054	3	1	27 521	27 287	1	-2
Operating income	4 750	4 864	-2	-3	8 985	9 527	-6	-7
As a % of sales	33.0	34.6			32.6	34.9
Net income	3 257	4 024	-19	-19	6 413	7 633	-16	-17
EPS (USD)	1.71	2.07	-17	-18	3.37	3.91	-14	-15
Net cash flows from operating activities	5 882	6 664	-12		9 558	10 309	-7
Non-IFRS measures
Free cash flow	5 561	6 333	-12		8 891	9 724	-9
Core operating income	5 940	5 925	0	0	10 837	11 500	-6	-7
As a % of sales	41.2	42.2			39.4	42.1
Core net income	4 578	4 710	-3	-4	8 372	9 192	-9	-10
Core EPS (USD)	2.41	2.42	0	-1	4.39	4.69	-6	-8

1. Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 43 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year. 2. USD millions unless indicated otherwise.

Detailed financial results accompanying this press release are included in the Condensed Interim Financial Report at the link below:

https://ml-eu.globenewswire.com/resource/download/4e53f554-1093-41f4-95a8-a8ea8022015a

Disclaimer

This communication contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “expected,” “anticipated,” “planned,” “can,” “will,” “continue,” “ongoing,” “growth,” “launch,” “expanded,” “deliver,” “accelerate,” “guidance,” “outlook,” “priority,” “potential,” “momentum,” “on track,” “look forward,” “pipeline,” or similar expressions, or by express or implied discussions regarding: potential new products, potential new indications for existing products, potential product launches or potential future revenues from any such products; or results of ongoing clinical trials; potential future, pending or announced transactions; potential future sales or earnings; strategy, plans, expectations or intentions, including discussions regarding our continued investment into new R&D capabilities and manufacturing; our capital structure. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that the investigational or approved products described in this communication will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. Neither can there be any guarantee that the expected benefits or synergies from the transactions described in this communication will be achieved in the expected timeframe, or at all. In particular, our expectations could be affected by, among other things, uncertainties concerning: global healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; the success of key products, commercial priorities and strategy; the research and development of new products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; our ability to realize the strategic benefits, operational efficiencies or opportunities expected from our external business opportunities; the development or adoption of new technologies, including artificial intelligence, and new business models; the implementation of our new IT projects and systems; potential significant breaches of information security or disruptions of our information technology systems; actual or potential legal proceedings, including regulatory actions or delays or government regulation related to the products and pipeline products described in this communication; safety, quality, data integrity, or manufacturing issues; our performance on and ability to comply with environmental, social and governance measures and requirements; major macroeconomic

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and geo- and socio-political developments, including the impact of any potential tariffs on our products or the impact of war in certain parts of the world; future global exchange rates; future demand for our products; and other risks and factors referred to in Novartis AG’s most recently filed Form 20-F and in subsequent reports filed with, or furnished to, the US Securities and Exchange Commission. Novartis is providing the information in this communication as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis.

About Novartis

Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach more than 300 million people worldwide.

Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X/Twitter and Instagram.

Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.

Detailed financial results accompanying this press release are included in the Condensed Interim Financial Report at the link below. Additional information is provided on our business and pipeline of selected compounds in late-stage development. A copy of today's earnings call presentation can be found at https://www.novartis.com/investors/event-calendar.

Important dates

October 27, 2026	Third quarter & nine months 2026 results
November 18-19, 2026	Meet Novartis Management 2026 (London, UK)
February 3, 2027	Fourth quarter & full year 2026 results

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Novartis Media Relations E-mail: media.relations@novartis.com

Novartis Investor Relations Central investor relations line: +41 61 324 7944 E-mail: investor.relations@novartis.com

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